UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

December 23, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104
1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,444,246 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,444,246 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,444,246 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.67% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number includes 1,444,246 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Selecta Biosciences, Inc. (the “Issuer”). The number excludes: (i) 1,491,425 shares of Common Stock issuable upon the exercise of 1,491,425 pre-funded warrants, at an exercise price of $0.0001 per share (the “Pre-Funded Warrants”), and (ii) 1,467,835 shares of Common Stock issuable upon the exercise of 1,467,835 common warrants, at an exercise price of $1.46 per share (the “Common Warrants”). The exercise of each warrant is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock, the Pre-Funded Warrants and the Common Warrants are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 86,325,547 shares of Common Stock of the Issuer outstanding as of the Reporting Date.

CUSIP No. 816212104
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,472,423 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
6,472,423 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,472,423 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.50% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number includes 6,472,423 shares of Common Stock of the Issuer. The number excludes: (i) 6,683,860 shares of Common Stock issuable upon the exercise of 6,683,860 Pre-Funded Warrants, and (ii) 6,578,142 shares of Common Stock issuable upon the exercise of 6,578,142 Common Warrants. The exercise of each warrant is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock, the Pre-Funded Warrants and Common Warrants are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on 86,325,547 shares of Common Stock of the Issuer outstanding as of the Reporting Date.

CUSIP No. 816212104
1	NAMES OF REPORTING PERSONS
Vivo Capital VIII, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
707,618 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
707,618 (1)
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
707,618 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.82% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number includes 707,618 shares of Common Stock of the Issuer. The number excludes: (i) 166,843 shares of Common Stock issuable upon the exercise of 166,843 Pre-Funded Warrants, and (ii) 164,203 shares of Common Stock issuable upon the exercise of 164,203 Common Warrants. The exercise of each warrant is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock, Pre-Funded Warrants and Common Warrants are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2)	Based on 86,325,547 shares of Common Stock of the Issuer outstanding as of the Reporting Date.

Item 1. (a)	Name of Issuer:

Selecta Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

480 Arsenal Way, Watertown, MA 02472

Item 2. (a)	Name of Person Filing:

This Schedule 13G is filed jointly by Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Capital VIII, LLC. Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Capital VIII, LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Each of Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Capital VIII, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

816212104

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

(1) Vivo Capital IX, LLC

The 1,444,246 shares of Common Stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Edgar Engleman, Albert Cha, Shan Fu and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2) Vivo Opportunity, LLC

The 6,472,423 shares of Common Stock are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Albert Cha, Gaurav Aggarwal, Shan Fu, Frank Kung and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(3) Vivo Capital VIII, LLC

The 707,618 shares of Common Stock are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Edgar Engleman, Albert Cha, Shan Fu and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital IX, LLC: 1.67%

Vivo Opportunity, LLC: 7.50%

Vivo Capital VIII, LLC: 0.82%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital IX, LLC: 1,444,246 shares

Vivo Opportunity, LLC: 6,472,423 shares

Vivo Capital VIII, LLC: 707,618 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital IX, LLC: 1,444,246 shares

Vivo Opportunity, LLC: 6,472,423 shares

Vivo Capital VIII, LLC: 707,618 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

December 30, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

December 30, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Capital VIII, LLC

December 30, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)